ENVOY COMMUNICATIONS GROUP INC.
TORONTO, ON — September 14, 2006 — Envoy Communications Group Inc. (NASDAQ:ECGI/TSX:ECG) The company is working on a material event that may or may not take place.
About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at:  info@envoy.to